For filings with the FCA include the annex
For filings with issuer exclude the annex
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are attached: ii	Reed Elsevier PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights		✓

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the
notification obligation: iii	The Capital Group Companies, Inc.

4. Full name of shareholder(s)
(if different from 3.):iv	See Schedule A

5. Date of the transaction and date on which the threshold is crossed or
reached: [v]	15 August 2013

6. Date on which issuer notified:	16 August 2013

7. Threshold(s) that is/are crossed or
reached: vi, vii	Below 3%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

Ordinary Shares (ISIN: GB00B2B0DG97)	37,188,891	37,188,891			35,438,891		2.9997%

ADRs (ISIN: US7582052079)	492	1,968			1,968		0.0002%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv			Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx

						Nominal	Delta

Total (A+B+C)

Number of voting rights				Percentage of voting rights

35,440,859				2.9999%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A
Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease
to hold:

12. Date on which proxy holder will cease to hold
voting rights:

13. Additional information:

14. Contact name:	Marsha Watson

15. Contact telephone number:	0207 930 7077

Note: Annex should only be submitted to the FCA not the issuer
Annex: Notification of major interests in sharesxxii
A: Identity of the persons or legal entity subject to the notification obligation
Full name
(including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address	333 South Hope Street, 55th Floor
(registered office for legal entities)	Los Angeles, California 90071
(213) 615-0469 &
Phone number & email	GRGroup@capgroup.com
Other useful information
(at least legal representative for legal persons)
B: Identity of the notifier, if applicable

Full name	Christopher Aquino

Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071

Phone number & email	(213) 615-0469 & GRGroup@capgroup.com

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional information

Due to a company reorganization, Capital Group International, Inc. (“CGII”) and Capital Research and Management Company (“CRMC”) will no longer report relevant holdings separately. With effect from 1 September 2012, the holdings under management will be reported in aggregate by the group’s parent company, The Capital Group Companies, Inc.

For notes on how to complete form TR-1 please see the FCA website.

Schedule A

As of 15 August 2013

Reed Elsevier PLC

	Number of	Percent of
	SharesOutstanding
The Capital Group Companies, Inc. (“CG”) holdings	35,440,859	2.9999%

Holdings by CG Management Companies and Funds:

•	Capital Guardian Trust Company 1,968 0.0002%

•	Capital Research and Management Company 35,438,891 2.9997%